UNITED STATES

SECURITES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number 001-11870

Madeco S.A.
(Exact name of Issuer as specified in its charter)

San Francisco 4760, San Miguel, Santiago, Chile; zip code: 8930035; Tel. No: (56)-2-5201000
(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

Common Shares (no par value)
American Depositary Shares (each representing 100 Common Shares)
(Title class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a) [X] (for equity securities)	Rule 12h-6(d) [ ] (for successor registrants)
Rule 12h-6(c) [ ] (for debt securities)	Rule 12h-6(i) [ ] (for prior form 15 filers)

PART I

Item 1. Exchange Act Reporting History

A.  Madeco S.A. (“Madeco”) first incurred the duty to file reports under Section 13(a) and Section 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) on or about May 28, 1993, after it filed a Registration Statement on Form F-1 with the Securities and Exchange Commission (the “SEC”) to register common shares, no par value (the “Common Shares”) and American Depositary Shares (the “ADSs”) representing 100 Common Shares under Section 12(g) of the Exchange Act. The ADSs are evidenced by American Depositary Receipts (the “ADRs”).

Madeco’s Common Shares and ADSs were listed on the New York Stock Exchange (the “NYSE”) on May 28, 1993 (the “NYSE Listing”). Madeco terminated the NYSE Listing on or around July 27, 2009, ten days after its Form 25 became effective. Madeco terminated its ADR facility on October 10, 2009. As of the filing of this Form 15F, no ADSs remain outstanding.

B.  Madeco has filed or submitted all reports required under Section 13(a) and 15(d) of the Exchange Act and the corresponding rules of the SEC for the 12 months preceding the filing of this Form 15F, and has filed at least one annual report under Section 13(a).

Item 2. Recent United States Market Activity

Madeco has not sold its securities in the United States in an offering registered under the United States Securities Act of 1933, as amended, during the 12 months preceding the filing of this Form 15F.

Item 3. Foreign Listing and Primary Trading Market

A.  Madeco’s Common Shares are traded on the Santiago Stock Exchange, the Chile Electronic Stock Exchange and the Valparaiso Stock Exchange in Chile, the primary trading market of the Common Shares (the “Primary Trading Market”).

B. Madeco has maintained a listing of its Common Shares for a period that is longer than the 12 months preceding the filing of this Form 15-F. Madeco’s Common Shares were initially listed on the Santiago Stock Exchange in 1980 and the Common Shares have been listed on the Santiago Stock Exchange since then.

C. For the 12-month period from March 31, 2009 to March 31, 2010, the percentage of trading in the Common Shares that occurred in the Primary Trading Market was approximately 99.6%.

Item 4. Comparative Trading Volume Data

Not Applicable.

Item 5. Alternative Record Holder Information

As of the filing of this Form 15F, there are no holders of ADSs as none are outstanding.

As of March 31, 2010, Madeco had a total of 36 holders of its Common Shares who are United States residents, thereby meeting the requirements of Rule 12h-6(a)(4)(ii). Madeco relied upon the assistance of Broadridge Financial Solutions Inc., an independent information services provider, to determine the number of security holders resident in the United States.

Item 6. Debt Securities

Not applicable.

Item 7. Notice Requirement

A.  As required by Rule 12h-6(h), attached to this Form 15F as an exhibit is a press release disseminated by Madeco on May 27, 2010 (the “Press Release”), disclosing its intent to terminate its reporting obligations.

B.  The Press Release was disseminated in the United States via PR Newswire.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

The address of the electronic information delivery system on which Madeco will publish the information required by Rule 12g3-2(b) under the Exchange Act is Madeco’s web site at www.madeco.cl.

PART III

Item 10. Exhibits

Exhibit No. 99.1

Description Press Release dated May 27, 2010.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

  The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

  Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

  It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, Madeco S.A. has duly authorized the undersigned person to sign on its behalf this certificate on Form 15F. In so doing, Madeco S.A. certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13 (a) or Section 15(d) of the Exchange Act, or both.

Madeco S.A.

/s/ Cristian Montes Lahaye
Cristian Montes Lahaye
Chief Executive Officer